SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 22, 2023

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on November 22, 2023.

Av. Eduardo Madero 1182 – C1106ACY
Ciudad Autónoma de Buenos Aires
República Argentina
0810-555-2355
www.macro.com.ar

Synthesis of quarterly financial statements

Sect. 63 BYMA Listing Rules and Regulations

Results of the period

Net income for the period
Attributable to controlling interest – Profit	83,275,349
Attributable to non-controlling interests - Profit	90,212
Total Net income for the period	83,365,561
Other comprehensive income
Other comprehensive income	97,239
Total comprehensive income for the period
Attributable to controlling interest – Profit	83,372,588
Attributable to non-controlling interests - Profit	90,212
Total comprehensive income for the period - Profit	83,462,800

Net Shareholders’ Equity

Capital stock	639,413
Adjustments to Shareholders’ Equity	365,521,317
Other contributions	12,429,781
Legal Reserve	223,574,167
Other Reserves	321,571,397
Unappropriated Retained Earnings	83,673,161
Other comprehensive income	161,001
Total Net shareholders´equity attributable to controlling interest	1,007,570,237
Attributable to non-controlling interests	165,328
Total Net shareholders´equity	1,007,735,565

Av. Eduardo Madero 1182 – C1106ACY
Ciudad Autónoma de Buenos Aires
República Argentina
0810-555-2355
www.macro.com.ar

Shareholders/Controlling group
Shareholder Name	Type of shares	Number of shares	Percentage of capital stock
ANSES-F.G.S. Law Nº 26.425	B	184,156,124	28.8008%
Other shareholders (Foreign Stock Exchange)	B	148,577,410	23.2365%
Delfín Jorge Ezequiel Carballo	A	4,901,060	0.7665%
Delfín Jorge Ezequiel Carballo (a)	B	118,251,845	18.4938%
JHB BMA Guarantee Trust	A	5,995,996	0.9377%
JHB BMA Guarantee Trust	B	104,473,881	16.3390%
Other shareholders (Local Stock Exchange)	A	338,614	0.0530%
Other shareholders (Local Stock Exchange)	B	72,718,478	11.3727%

The information contained in the table "Shareholders/ Controlling Group" corresponds to the capital composition identifying the main shareholders in the absence of a controlling shareholder or controlling group.

Notes:

(a) Include ADRs VN 17,934 equivalent to VN 179,340 Class B shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 22, 2023

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer